Filed pursuant to Rule 424(b)(3)
Registration No. 333-204937

PROSPECTUS

BREITBURN ENERGY PARTNERS LP

59,368,399 Series B Perpetual Convertible Preferred Units

59,368,399 Common Units Representing Limited Partner Interests

This prospectus relates to up to 59,368,399 Series B Perpetual Convertible Preferred Units (the “Series B Preferred Units”) of Breitburn Energy Partners LP (the “Partnership”), including 46,666,666 Series B Preferred Units that the Partnership originally issued to the selling unitholders (as defined below) on April 8, 2015 and up to 12,701,733 Series B Preferred Units that the Partnership has issued or may issue as payment in kind with respect to the Series B Preferred Units, and up to 59,368,399 common units representing limited partner interests in the Partnership (the “common units”) issuable upon conversion of up to 59,368,399 Series B Preferred Units. “Selling unitholders” refers to the selling unitholders named in this prospectus or in any supplement to this prospectus or certain transferees, assignees or other successors-in-interest that received units from a selling unitholder (collectively, the “selling unitholders”). The initial conversion ratio is one Series B Preferred Unit in exchange for one common unit; however, the conversion ratio is subject to adjustment.

The selling unitholders may from time to time, in one or more offerings, offer and sell up to 59,368,399 Series B Preferred Units, and upon conversion of the Series B Preferred Units, the selling unitholders may from time to time, in one or more offerings, offer and sell up to 59,368,399 common units. The Series B Preferred Units held by the selling unitholders named in this prospectus were obtained in connection with a private placement of our Series B Preferred Units.

We will not receive any proceeds from the sale of Series B Preferred Units or common units owned by the selling unitholders. For a more detailed discussion of the selling unitholders, please read “Selling Unitholders.”

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission pursuant to a registration rights agreement dated April 8, 2015, between us and the selling unitholders.

The selling unitholders may offer and sell these securities at various times in amounts, at prices and on terms to be determined by market conditions and other factors at the time of such offerings. The selling unitholders may offer and sell these securities to or through one or more underwriters, dealers and agents, who may receive compensation in the form of discounts, concessions or commissions, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which the selling unitholders will offer the securities. The prospectus supplement will describe the specific manner in which the selling unitholders will offer the securities and also may add, update or change information contained in this prospectus. The names of any underwriters and the specific terms of a plan of distribution will be stated in the prospectus supplement. The common units may be offered and sold by the selling unitholders from time to time in accordance with the provisions set forth under “Plan of Distribution.”

You should carefully read this prospectus and any prospectus supplement before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us.

Our common units are traded on the NASDAQ Global Select Market under the symbol “BBEP.” The Series B Preferred Units have not been, and will not be, listed for trading on the Nasdaq Global Select Market or any other national securities exchange.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 7 of this prospectus and in the applicable prospectus supplement and in the documents incorporated herein and therein before you make an investment in our securities.

In order to comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, we require an owner of our units to be an “Eligible Holder.” If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your units, and your units will be subject to redemption. See “The Partnership Agreement — Non-Eligible Holders; Redemption.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2015.

You should rely only on the information contained in or incorporated by reference into this prospectus, any prospectus supplement and the documents we have incorporated by reference therein. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell, nor a solicitation of an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (“SEC”), using a “shelf” registration process. We have filed the registration statement for this shelf registration process pursuant to a registration rights agreement dated April 8, 2015, between us and the selling unitholders. Under this shelf registration process, the selling unitholders may, from time to time, sell up to 59,368,399 Series B Preferred Units that we have issued, or may issue as payment in kind, to the selling unitholders and up to 59,368,399 common units that we have issued, or may issue, upon conversion of the Series B Preferred Units. The initial conversion ratio is one Series B Preferred Unit in exchange for one common unit; however, the conversion ratio is subject to adjustment. Each time a selling unitholder sells securities, the selling unitholder may be required to provide you with this prospectus and, in certain cases, a supplement to this prospectus containing specific information about the selling unitholder and the terms of the securities being offered.

The prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus and any prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” carefully before investing in our Series B Preferred Units or common units. To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

The following information should help you understand some of the conventions used in this prospectus:

•	The “Partnership,” “we,” “our,” “us” or like terms mean Breitburn Energy Partners LP and its subsidiaries.

•	References to “Breitburn GP,” “the general partner” or “our general partner” refer to Breitburn GP LLC, the general partner of the Partnership and our wholly owned subsidiary.

•	References to “Breitburn Management” refer to Breitburn Management Company LLC, our wholly owned subsidiary.

•	References to “Breitburn Operating” refer to Breitburn Operating LP, our wholly owned subsidiary.

ABOUT BREITBURN ENERGY PARTNERS LP

We are an independent oil and gas partnership focused on the acquisition, exploitation and development of oil, natural gas liquids and natural gas properties in the United States.

Our principal executive offices are located at 515 South Flower Street, Suite 4800, Los Angeles, California 90071, and our telephone number is (213) 225-5900. Our website is located at http://www.breitburn.com. We make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us. The SEC’s web site is at www.sec.gov.

We also make available free of charge on our internet website at www.breitburn.com all of the documents that we file with or furnish to the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference in this prospectus, and you should not consider information contained on our website as part of this prospectus unless specifically so designated and filed with the SEC.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information.

We incorporate by reference in this prospectus the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015;

•	Our Current Reports on Form 8-K filed on October 6, 2014 (only with respect to Item 9.01(a) and Exhibit 99.2 of Item 9.01(d)), January 6, 2015, January 30, 2015, March 23, 2015, April 2, 2015, April 7, 2015, April 14, 2015, June 11, 2015 and June 18, 2015 and our Current Reports on Form 8-K/A filed on August 30, 2013 (only with respect to Item 9.01(a) and Exhibit 99.1 of Item 9.01(d)), November 7, 2014 (only with respect to Items 8.01 and 9.01(a) and “Item 1 — Financial Statements” of Exhibit 99.1 of Item 9.01(d)), January 26, 2015 and May 15, 2015 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K or 8-K/A);

•	The description of our common units contained in our Registration Statement on Form 8-A filed on September 29, 2006, and including any other amendments or reports filed for the purpose of updating such description; and

•	The description of our 8.25% Series A Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) contained in our Registration Statement on Form 8-A filed on May 21, 2014, and including any other amendments or reports filed for the purpose of updating such description.

In addition, we incorporate by reference in this prospectus any future filings made by the Partnership with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K), after the date of the initial registration statement and prior to effectiveness of the registration statement, and after the date on which the registration statement that includes this prospectus was initially filed with the SEC and until all offerings under this shelf registration statement are terminated.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Breitburn Energy Partners LP

515 South Flower Street, Suite 4800,

Los Angeles, California 90071

Attention: Gregory C. Brown, Esq.

Executive Vice President, General Counsel and

Chief Administrative Officer

Tel: (213) 225-5900

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus that are not historical facts are forward-looking statements. These statements may be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “intends,” “future,” “projected,” “goal,” “should,” “estimates,” “forecasts,” “could,” “will,” “would,” “recommends” and words of similar meaning. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Examples of these types of statements include those regarding:

•	estimates of oil and gas reserves recoverable in future years and related future net cash flows, including such estimates related to acquisitions of oil and gas properties;

•	our outlook on oil and natural gas prices;

•	our outlook on the current financial markets and our ability to access the capital markets to fund capital and other expenditures and refinance our indebtedness;

•	the amount, nature and timing of capital expenditures and the availability of capital resources to fund capital expenditures;

•	access to capital and anticipated liquidity;

•	expectations regarding our core investment strategy and our plans to continue to follow it;

•	our commodity hedging transactions and derivative contracts;

•	the impact of political and regulatory requirements and changes;

•	assessments of hydrocarbon formations and potential resources;

•	exploitation, development and other plans for future operations, including the scope and cost of drilling and other operations;

•	our plans to continue to actively pursue oil and natural gas acquisition opportunities;

•	production rates, timing and costs and sales volumes and prices;

•	revenues, earnings, cash flows, liabilities, capital expenditures, interest rates and other financial measures;

•	our assessment of our counterparty risks and the ability of our counterparties to perform their future obligations;

•	estimates regarding taxable income and distributions;

•	the amount and timing of environmental and other contingent liabilities;

•	future or recommended cash distributions to unitholders;

•	our expected reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels and plans and objectives of our management for future operations; and

•	other statements regarding future events, conditions or outcomes.

Although these statements are based upon our current expectations and beliefs, they are subject to known and unknown risks and uncertainties that could cause actual results and outcomes to differ materially from those described in, or implied by, the forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected, and investors in our securities could lose part or all of their investment. These risks and uncertainties include, among other things, the following:

•	inaccuracies in the estimated timing and amount of future production of oil and natural gas due to numerous factors, including permit delays or restrictions, weather, equipment failures, delays or lack of availability, unexpected subsurface or geologic conditions, lack of capital, increases in the costs of rented or contracted equipment, increases in labor costs, volumes of oil or gas greater or less than anticipated and changes in applicable regulations and laws;

•	decreases in oil and natural gas prices, including price discounts and basis differentials;

•	unexpected problems with wells or other equipment;

•	unexpected changes in operating costs and other expenses, including utilities, labor, transportation, well and oil field services, taxes, permit fees, regulatory compliance and other costs of operation;

•	difficulties in accurately estimating the discovery, volumes, development potential and replacement of oil and natural gas reserves;

•	the impact of weak economic conditions on our business operations, financial condition and ability to raise capital;

•	availability of funds from the capital markets and under our bank credit facility;

•	our level of indebtedness;

•	a significant reduction in our borrowing base under our bank credit facility;

•	the ability of financial counterparties to perform or fulfill their obligations under existing agreements;

•	a write-down of our asset carrying values and oil and gas property impairment;

•	the discovery of previously unknown environmental issues;

•	federal, state and local initiatives and efforts relating to hydraulic fracturing;

•	changes in our business and financial strategy;

•	inaccuracies in estimating the amount, nature and timing of capital expenditures, including future development costs;

•	the inability to predict the availability and terms of capital;

•	issues with marketing of oil and natural gas, including lack of access to markets, changes in pipeline and transportation tariffs and costs, increases in minimum sales quality standards for oil or natural gas, changes in the supply-demand status of oil or gas in a given market area and the introduction of increased quantities of oil or natural gas into a given area due to new discoveries or new delivery systems;

•	the impact of weather limiting or damaging operations and the occurrence of natural disasters such as fires, floods, hurricanes, earthquakes and other catastrophic events and natural disasters;

•	the competitiveness of alternate energy sources or product substitutes;

•	technological developments;

•	changes in governmental regulation or taxation of the oil and natural gas industry, including changes potentially leading to increased costs and limited development opportunities;

•	changes in governmental regulation relating to greenhouse gases, endangered species and water usage and disposal;

•	changes in governmental regulation of derivatives;

•	developments in oil-producing and natural gas-producing countries potentially having significant effects on the price of oil and gas;

•	the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies;

•	the inability to execute strategic plans, expectations and objectives for future operations;

•	the inability to realize the expected financial or strategic goals of acquisitions;

•	the inability to efficiently integrate acquired assets and other related assets;

•	the inability to integrate successfully the businesses we acquire and achieve anticipated benefits;

•	the inability to obtain sufficient quantities of carbon dioxide (“CO2”) necessary to carry out our enhanced oil recovery projects;

•	risks relating to any unforeseen liabilities of the businesses we acquire; and

•	other factors described under the heading “Risk Factors” in this prospectus.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included elsewhere in this prospectus, in our most recent Annual Report on Form 10-K, including any amendments thereto, and, to the extent applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments thereto. The risk factors and other factors included in this prospectus could cause our actual results to differ materially from those contained in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus and attributable to us are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

We undertake no obligation to publicly update the forward-looking statements in this prospectus to reflect future events or circumstances unless required by law. All such statements are expressly qualified by this cautionary statement.

RISK FACTORS

The nature of our business activities subjects us to certain hazards and risks. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus or any prospectus supplement, including those included in our most recent Annual Report on Form 10-K and, if applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our Series B Preferred Units or common units could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Series B Preferred Units and the Offering

The Series B Preferred Units represent perpetual equity interests in us.

The Series B Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series B Preferred Units may be required to bear the financial risks of an investment in the Series B Preferred Units for an indefinite period of time. In addition, the Series B Preferred Units will rank junior to all our current and future indebtedness (including indebtedness outstanding under our bank credit facility, our outstanding senior secured notes and our outstanding senior notes) and other liabilities with respect to assets available to satisfy claims against us, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series B Preferred Units have not been rated.

We have not sought and do not intend to obtain a rating for the Series B Preferred Units, and these units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series B Preferred Units or that we may elect to obtain a rating of the Series B Preferred Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series B Preferred Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series B Preferred Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series B Preferred Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series B Preferred Units may not reflect all risks related to us and our business, or the structure or market value of the Series B Preferred Units.

We cannot assure you that we will be able to pay cash distributions on our Series B Preferred Units regularly, as we distribute all of our available cash to our common unitholders after reserves are established by our general partner, and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Series B Preferred Units. In addition, the agreements governing our indebtedness may limit the cash available to make distributions on the Series B Preferred Units.

Subject to the limitations on restricted payments contained in the indentures governing our senior notes and in our bank credit facility, our partnership agreement requires us to distribute all of our “available cash” each quarter to our common unitholders. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash and cash equivalents on the date of determination of available cash for that quarter, less the amount of any cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, the terms of any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series B Preferred Units.

The Series B Preferred Units are subordinated to our existing and future debt obligations, and your interests could be diluted by the issuance of additional units, including additional Series B Preferred Units, and by other transactions.

The Series B Preferred Units are subordinated to all of our existing and future indebtedness (including indebtedness outstanding under our bank credit facility, our outstanding senior secured notes and our outstanding senior notes). As of September 2, 2015, there were outstanding borrowings of $1,265 million, and we had the ability to borrow an additional $508.5 million under our bank credit facility. We may incur additional debt under our bank credit facility or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our units, including the Series B Preferred Units.

The issuance of additional units pari passu with or senior to the Series B Preferred Units would dilute the interests of the holders of the Series B Preferred Units with the requisite approval of the holders of Series B Preferred Units, and any issuance of Senior Securities or Parity Securities (each as defined under “Description of Series B Preferred Units — Ranking”) or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series B Preferred Units. In addition, the Change of Control provision relating to the Series B Preferred Units may not protect the holders of the Series B Preferred Units in the event of a highly leveraged or other transaction.

The Series B Preferred Units do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series B Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series B Preferred Units do not have an established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us.

Market interest rates may adversely affect the value of the Series B Preferred Units.

One of the factors that will influence the price of the Series B Preferred Units will be the distribution yield on the Series B Preferred Units (as a percentage of the price of the Series B Preferred Units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series B Preferred Units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of the Series B Preferred Units to decrease.

Change of control conversion rights may make it more difficult for a party to acquire us or discourage a party from acquiring us.

The change of control conversion features of the Series B Preferred Units may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common units and Series B Preferred Units with the opportunity to realize a premium over the then-current market price of such equity securities or that unitholders may otherwise believe is in their best interests.

The Internal Revenue Service could challenge our treatment of the holders of Series B Preferred Units as partners for tax purposes, and if such challenge were sustained, certain holders of Series B Preferred Units could be adversely impacted.

The treatment of the holders of Series B Preferred Units as partners for tax purposes is uncertain. The IRS may disagree with our treatment of the Series B Preferred Units as equity for tax purposes, and no assurance can be given that our treatment will be sustained. If the IRS were to successfully characterize the Series B Preferred Units as indebtedness for tax purposes, certain holders of Series B Preferred Units may be subject to additional withholding and reporting requirements (please read “Material U.S. Federal Income Tax Considerations — Withholding on Payments to Certain Foreign Entities”). Holders of Series B Preferred Units are encouraged to consult their tax advisors regarding the tax consequences applicable to the recharacterization of the Series B Preferred Units as indebtedness for tax purposes.

Treatment of distributions on our Series B Preferred Units as guaranteed payments for the use of capital creates a different tax treatment for the holders of our Series B Preferred Units than the holders of our common units.

We will treat the holders of Series B Preferred Units as partners for tax purposes and will treat distributions on the Series B Preferred Units as guaranteed payments for the use of capital that will generally be taxable to the holders of Series B Preferred Units as ordinary income. To the extent that the Partnership pays such distributions in PIK Units or a combination of PIK Units and cash, the distribution of PIK Units will be treated as a cash distribution to the holders of Series B Preferred Units followed by a cash contribution to the Partnership in exchange for the newly issued PIK Units. As such, the holders of Series B Preferred Units could recognize taxable income in excess of, or in the absence of, a contemporaneous cash distribution.

Although a holder of Series B Preferred Units could recognize taxable income from the accrual of a guaranteed payment in the absence of a contemporaneous distribution of cash or PIK Units, the partnership anticipates accruing and making the guaranteed payment distributions monthly. Otherwise, the holders of Series B Preferred Units are generally neither anticipated to share in our items of income, gain, loss or deduction, nor be allocated any share of our nonrecourse liabilities. If the Series B Preferred Units were treated as indebtedness for tax purposes, rather than as guaranteed payments for the use of capital, distributions likely would be treated as payments of interest by us to the holders of Series B Preferred Units.

Holders of Series B Preferred Units and common units may have liability to repay distributions.

Under certain circumstances, holders of the Series B Preferred Units and common units may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of Series B

Preferred Units or common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Unitholders who are not “Eligible Holders” will not be entitled to receive distributions on or allocations of income or loss on their Series B Preferred Units or common units, and their Series B Preferred Units and common units will be subject to redemption.

In order to comply with U.S. laws with respect to the ownership of interests in oil and gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our Series B Preferred Units and common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the United States federal government regards as denying similar privileges to citizens or corporations of the United States. Holders of Series B Preferred Units and common units who are not persons or entities who meet the requirements to be an Eligible Holder will not be entitled to receive distributions or allocations of income and loss on their units and they run the risk of having their units redeemed by us at the lower of their purchase price cost or the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Sales by the selling unitholders of common units that are covered by this prospectus could adversely affect the trading price of our common units.

We are registering for resale an aggregate of 59,368,399 common units which may be held by the selling unitholders, which represent approximately 28% of our currently outstanding common units as of September 1, 2015. Subject to certain exceptions, we are obligated to keep this prospectus current so that the common units can be sold in the public market at any time. The resale of all or a substantial portion of the common units in the public market, or the perception that these sales might occur, could cause the market price of our common units to decrease and may make it more difficult for us to sell our equity securities in the future at a time and upon terms that we deem appropriate.

USE OF PROCEEDS

The Series B Preferred Units and common units to be offered and sold pursuant to this prospectus will be offered and sold by the selling unitholders. We will not receive any proceeds from the sale of Series B Preferred Units and common units by the selling unitholders. We have agreed to pay all expenses of the registration of the Series B Preferred Units and common units offered by this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The table below sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs and interest expense related to make-whole premium charge, less gain from termination of interest rate swap agreements) on all indebtedness, the amortization of deferred financing costs and interest associated with operating leases.

Breitburn Energy Partners LP
	Year Ended December 31,							Six Months Ended June 30, 2015
	2010	2011	2012		2013		2014
Ratio of earnings to fixed charges	1.9x	3.6x	—	(a)	—	(b)	3.9x	—	(c)
Ratio of earnings to fixed charges and preferred unit distributions	1.9x	3.6x	—	(a)	—	(b)	4.2x	—	(d)

(a)	Earnings were inadequate to cover fixed charges by $40.3 million for the year ended December 31, 2012. There were no preferred units outstanding during the year ended December 31, 2012.
(b)	Earnings were inadequate to cover fixed charges by $42.9 million for the year ended December 31, 2013. There were no preferred units outstanding during the year ended December 31, 2013.
(c)	Earnings were inadequate to cover fixed charges by $378.7 million for the six months ended June 30, 2015.
(d)	Earnings were inadequate to cover fixed charges and preferred unit distributions by $393.4 million for the six months ended June 30, 2015.

DESCRIPTION OF THE COMMON UNITS

The Common Units

Our common units represent limited partner interests in Breitburn Energy Partners LP. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to common unitholders under our partnership agreement. For a description of the rights and privileges of common unitholders under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Our common units trade on the NASDAQ Global Select Market under the symbol “BBEP.”

Restrictions on Ownership of Common Units

In order to comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, we have adopted requirements regarding our owners. Our partnership agreement requires that a transferee of common units properly complete and deliver to us a transfer application containing a certification as to a number of matters, including the status of the transferee, or all its owners, as being an Eligible Holder (as defined below under “— Transfer of Common Units”). If a transferee or a common unitholder, as the case may be, is not an Eligible Holder, the transferee or common unitholder may not have any right to receive any distributions or allocations of income or loss on its common units or to vote its common units on any matter and we have the right to redeem such common units at a price that is equal to the then-current market price of such common units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “— Transfer of Common Units” below and “The Partnership Agreement — Non-Eligible Holders; Redemption.”

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes, and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to common unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer is recorded in our books and records. Each transferee:

•	represents that the transferee has the capacity, power, and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	gives the consents and approvals contained in our partnership agreement; and

•	certifies that the transferee is an Eligible Holder.

As used in this prospectus, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, an Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; or (3) an association of U.S. citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the U.S. federal government regards as denying similar privileges to citizens or corporations of the United States.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to seek to become a substituted limited partner in our partnership for the transferred common units subject to the conditions of, and in the manner provided under, our partnership agreement.

Until a common unit has been transferred and recorded on our books and records, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF SERIES B PREFERRED UNITS

General

The Third Amended and Restated Agreement of Limited Partnership of Breitburn Energy Partners LP sets forth the terms of the Series B Preferred Units. For a description of our partnership agreement, please read “The Partnership Agreement.” Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our partnership agreement. As of the date of this prospectus, we have 47,764,636 Series B Preferred Units issued and outstanding.

The Series B Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Units rank junior to all of our current and future indebtedness (including indebtedness outstanding under our bank credit facility, our outstanding senior secured notes and our outstanding senior notes) and other liabilities with respect to assets available to satisfy claims against us. The rights of the Series B Preferred unitholders to receive the liquidation preference will be subject to the proportional rights of holders of Parity Securities, including the Series A Preferred Units.

The Series B Preferred Units rank senior to our common units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series B Preferred Units rank on parity with the Series A Preferred Units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series B Preferred Units have no stated maturity, are not subject to mandatory redemption (except in limited circumstances in connection with a Change of Control (as defined below), which mandatory redemption may be satisfied in cash or in common units at the Partnership’s election), and are not subject to any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership or converted into common units. Holders of Series B Preferred Units will be entitled to receive, when, as and if declared by the board of directors of our general partner out of legally available funds for such purposes, cumulative monthly distributions. Distributions on the Series B Preferred Units will accrue at a rate of 8% per annum, payable in cash or additional Series B Preferred Units (or a combination) at our option for the first three years, and in cash thereafter.

One or more holders of the Series B Preferred Units may elect, each in its own discretion, at any time on or after April 15, 2018, to convert all or any portion of the Series B Preferred Units held by such electing holder(s) in an aggregate amount equaling or exceeding the Series B Minimum Conversion Amount (as defined below) into common units, with each Series B Preferred Unit so converted being converted into one common unit, subject to Series B Conversion Ratio Adjustments (as defined below) (as so adjusted, the “Series B Conversion Ratio”). In addition, holders of Series B Preferred Units may elect to convert into common units the Series B Preferred Units that are paid as distributions in kind on Series B Preferred Units, subject to certain conditions described below.

At any time on or after April 15, 2018, the Partnership may elect at any time to convert all or part of the Series B Preferred Units then outstanding into common units at the Series B Conversion Ratio; provided that (1) such common units shall be registered for public resale under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an effective registration statement that is then-available for the resale of such common units; and (2) the daily VWAP of the common units on the national securities exchange on which the common units are listed or admitted to trading is greater than one hundred sixty percent (160%) of the product of the Series B Issue Price (as defined below) multiplied by the Series B Conversion Ratio (the “Conversion Price”) for 20 trading days in the 30 trading day period immediately preceding the date the Partnership furnishes notice to the holders of the Series B Preferred Units of the conversion.

The Series B Preferred Units offered and sold hereby will be represented by a single certificate issued to the Depositary (as defined under “— Book-Entry System”) and registered in the name of its nominee and, so long as a securities depositary has been appointed and is serving, no person acquiring Series B Preferred Units hereunder will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Depositary resigns or is no longer eligible to act as such and a successor is not appointed. Please read “— Book-Entry System.”

We have appointed American Stock Transfer & Trust Company, LLC as the paying agent (the “Paying Agent”), and the registrar and transfer agent (the “Transfer Agent”) for the Series B Preferred Units. The address of the Paying Agent is 6201 15th Avenue, Brooklyn, New York 11219.

Ranking

The Series B Preferred Units will, with respect to anticipated monthly distributions, rank:

•	senior to the Junior Securities (as defined in our partnership agreement), including our common units;

•	pari passu with the Parity Securities (as defined in our partnership agreement), including the Series A Preferred Units;

•	junior to all of our existing and future indebtedness (including indebtedness outstanding under our bank credit facility, our outstanding senior secured notes and our outstanding senior notes) and other liabilities with respect to assets available to satisfy claims against us; and

•	junior to the Senior Securities (as defined in our partnership agreement).

Under our partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Units or the Series B Preferred Units. The board of directors of our general partner has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. The board of directors of our general partner will also determine the number of units constituting each series of Junior Securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “— Voting Rights.”

Change of Control

In the event of a Change of Control (as defined below) in which the consideration received by the holders of common units is comprised of at least 90% cash (a “Cash COC Event”), the Series B Preferred Units will be automatically converted into common units immediately prior to the closing of the Cash COC Event at a conversion ratio equal to the greater of (A) the then applicable Series B Conversion Ratio and (B) the quotient of (i) the product of (a) $7.50 per Series B Preferred Unit, as adjusted for splits, combinations and other similar transactions, if applicable (the “Series B Issue Price”), multiplied by (b) the Cash COC Conversion Premium (as defined in our partnership agreement), divided by (ii) the greater of (x) the VWAP for the 10 consecutive trading days ending immediately prior to the date of closing of the Cash COC Event and (y) $0.33, adjusted appropriately for any subdivisions, splits, combinations, reclassifications or other similar transactions (the “Series B Floor Price”).

If a Change of Control (other than a Cash COC Event) occurs, then each record holder of Series B Preferred Units may, at its sole election:

(1) convert all, but not less than all, Series B Preferred Units held by such holder into common units, at the then-applicable Series B Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion;

(2) if we are not the surviving entity of such Change of Control, then we shall use our reasonable best efforts to deliver or to cause to be delivered to the holders of Series B Preferred Units, in exchange for their Series B Preferred Units upon such Change of Control, a security in the surviving entity that has substantially similar powers, preferences and special rights as the Series B Preferred Units, including, for the avoidance of doubt, the right to distributions equal in amount and timing to those payable in respect of Series B Preferred Units pursuant to the terms of our partnership agreement (a “Substantially Equivalent Unit”); provided, however, that, if such Change of Control occurs and we are unable to deliver or cause to be delivered a Substantially Equivalent Unit to any such electing holder in connection with such Change of Control, each such holder shall be entitled to (x) take any action otherwise described in the foregoing clause (1) or clauses (3) or (4) below, or (y) convert the Series B Preferred Units held by such holder immediately prior to such Change of Control (other than (in the case of clauses (A) and (B) below) any PIK Units, which, solely with respect to a Change of Control contemplated by this clause (2), will be extinguished for no consideration upon the closing of such Change of Control) into the number of common units that would be issued at the then-applicable Series B Conversion Ratio multiplied by: (A) prior to the third anniversary of April 8, 2015, the quotient of (a) (i) 160% of the then-applicable Conversion Price less (ii) the sum of all cash distributions paid as of the effective date of the conversion with respect to the Series B Preferred Units held by such electing holder on or prior to the date of the Change of Control, divided by (b) the greater of (i) 0.97 multiplied by the VWAP for the 10 consecutive trading days ending immediately prior to the date of the closing of such Change of Control and (ii) the Series B Floor Price, or (B) after the third anniversary of April 8, 2015, the quotient of (a) (i) 160% multiplied by the then-applicable Conversion Price plus (ii) accrued and unpaid distributions as of the effective date of the conversion with respect to the Series B Preferred Units held by such electing holder less (iii) the sum of all cash distributions paid with respect to the Series B Preferred Units held by such electing holder during the first twelve full quarters following April 8, 2015, divided by (b) the greater of (i) 0.97 multiplied by the VWAP for the 10 consecutive trading days ending immediately prior to the date of the closing of such Change of Control and (ii) the Series B Floor Price.

(3) if we are the surviving entity of such Change of Control, continue to hold Series B Preferred Units; or

(4) require us to redeem the Series B Preferred Units held by such holder at a price per Series B Preferred Unit equal to 101% of the Series B Issue Price plus accrued and unpaid distributions to the date of such redemption with respect to each of the Series B Preferred Units held by such electing holder. Any redemption pursuant to this clause (4) shall, in the sole discretion of our general partner, be paid in either cash or a number of common units equal to the quotient of (a) the product of (1) 101% of the Series B Issue Price, multiplied by (2) the number of Series B Preferred Units owned by such electing holder that we have elected to redeem by payment of common units, divided by (b) the product of (x) 0.92 multiplied by (y) the greater of (1) the VWAP for the 10 consecutive trading days ending immediately prior to the date of the closing of such Change of Control and (2) the Series B Floor Price.

In connection with any Change of Control (other than a Cash COC Event) after April 8, 2015, we will give notice to the record holders of the Series B Preferred Units (“Series B Holders”) and make an irrevocable written offer (a “Series B Change of Control Offer”) to convert, receive a Substantially Equivalent Unit, continue to hold, or redeem its Series B Preferred Units. Each Series B Holder electing to participate in the Series B Change of Control Offer will be required, prior to the close of business on the third (3rd) business day preceding the Change of Control Conversion Date (as defined in our partnership agreement), to notify us of the number of Series B Preferred Units to be converted, exchanged for a Substantially Equivalent Unit, continued to be held, or redeemed in the Series B Change of Control Offer and, if the Series B Preferred Units are held of record by the nominee of the Depository, otherwise to comply with any applicable procedures of the Depositary for effecting the conversion, exchange for a Substantially Equivalent Unit or redemption. Each Series B Holder who fails to timely deliver an election with respect to the Series B Change of Control Offer will be deemed to have elected to convert all the Series B Preferred Units held by such Series B Holder into common units.

“Change of Control” means the occurrence of either the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)); or

(b) the consummation of any transaction (including any merger or consolidation) the result of which is that any “person” (as defined above) becomes the beneficial owner of more than 50% of our voting interest, measured by voting power rather than number of common units, Series A Preferred Units, Series B Preferred Units or the like.

Upon conversion, the rights of such participating Series B Holder as a holder of the Series B Preferred Units shall cease with respect to such converted Series B Preferred Units and such person shall continue to be a partner and have the rights of a holder of common units under our partnership agreement. Each Series B Preferred Unit will, upon its Change of Control Conversion Date, be deemed to be transferred to, and cancelled by, us in exchange for the issuance of the Conversion Common Unit (as defined in our partnership agreement).

We will pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of Conversion Common Units. However, the participating Series B Holder shall pay any tax or duty which may be payable relating to any transfer involving the issuance or delivery of Conversion Common Units in a name other than such Series B Holder’s name. The Transfer Agent may refuse to reflect the notation of book entry (or the issuance of a certificate) for common units being issued in a name other than the Series B Holder’s name until the Transfer Agent receives a sum sufficient to pay any tax or duties which will be due because the common units are to be issued in a name other than the Series B Holder’s name.

All common units delivered upon any conversion or redemption of the Series B Preferred Units will be (1) newly issued and (2) duly authorized, validly issued, fully paid and non-assessable limited partner interests in us, except as such non-assessability may be affected by Section 17-303,17-607 or 17-804 of the Delaware Revised Uniform Limited Partnership Act (the Delaware Act”), and shall be free from preemptive rights and free of any lien, claim, rights or encumbrances, other than those arising under the Delaware Act or our partnership agreement.

We will comply with all applicable securities laws regulating the offer and delivery of any Conversion Common Units and, if the common units are then listed or quoted on a national securities exchange or other market, shall list or cause to have quoted and keep listed and quoted the Conversion Common Units to the extent permitted or required by the rules of such exchange or market.

Liquidation Rights

We will liquidate in accordance with capital accounts. A holder of outstanding Series B Preferred Units will be specially allocated items of our gross income and gain in a manner designed to achieve, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, a liquidation preference equal to the greater of $7.50 per unit or the capital account balance such holder would have in respect of its Series B Preferred Units if such units were fully converted into common units. If the amount of our gross income and gain available to be specially allocated to the Series B Preferred Units is not sufficient to cause the capital account of a Series B Preferred Unit to equal the liquidation preference of a Series B Preferred Unit, then the amount that a holder of Series B Preferred Units would receive upon liquidation may be less than the Series B Preferred Unit liquidation preference. Any accumulated and unpaid distributions on the Series B Preferred Units will be paid prior to any distributions in liquidation made in accordance with capital accounts. The rights of the Series B Preferred unitholders to receive the liquidation preference will be subject to the proportional rights of holders of Parity Securities.

Voting Rights

In addition to the voting rights provided below, the Series B Preferred Units will have voting rights that are identical to the voting rights of the common units and will vote with the common units as a single class, so that each Series B Preferred Unit will be entitled to one vote for each common unit into which such Series B Preferred Units are convertible on each matter with respect to which each common unit is entitled to vote.

The affirmative vote or consent of the majority of the outstanding Series B Preferred Units, voting separately as a class with one vote per Series B Preferred Unit, will be necessary for any of the following actions:

(1) amendments to our partnership agreement or our Certificate of Limited Partnership that are materially adverse to powers, preferences or special rights of the Series B Preferred Units;

(2) other than PIK Units, issuances of Senior Securities or Parity Securities to the Series B Preferred Units (other than Parity Securities to the Series B Preferred Units that are substantially similar to the Series A Preferred Units), including the designation, creation or issuance of additional Series B Preferred Units after April 8, 2015;

(3) entering into any transaction between us on the one hand, and the general partner or any of the general partner’s affiliates on the other hand, if such transaction (A) is not in existence on April 8, 2015 (provided, for the avoidance of doubt, any amendment to any such transaction will be subject to approval) or (B) has not been approved pursuant to our partnership agreement, but in any event excluding any transactions between us and any of our subsidiaries or between or among two or more of our subsidiaries;

(4) adopting or changing tax elections, tax accounting methods or tax reporting positions, in each case if such adoption or change would disproportionately and adversely affect the Series B Holders (relative to the other limited partners) unless the adoption or change is required by applicable law; and

(5) making any distribution, other than in accordance with the existing distribution provisions of our partnership agreement as in effect on April 8, 2015.

Until such time as EIG Redwood Equity Aggregator, LP and its affiliates cease to beneficially own a majority of the Series B Preferred Units issued on April 8, 2015, plus a majority of the PIK units (as defined below) paid with respect thereto, the affirmative vote or consent of the majority of the outstanding Series B Preferred Units, voting separately as a class with one vote per Series B Preferred Unit, will be necessary for our repurchase of Parity Securities or Junior Securities to the Series B Preferred (other than (i) Parity Securities or Junior Securities transferred to us to satisfy some or all of the exercise price or tax withholding obligations on equity-based awards under our employee benefit plans, (ii) repurchases of Parity Securities when a similar proportion of the outstanding Series B Preferred Units are also repurchased or subject to a comparable repurchase offer, and (iii) the conversion of any Parity Securities or Junior Securities in accordance with their terms into Parity Securities or Junior Securities).

Any action that may be taken at a meeting of the Series B Holders may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Series B Holders owning not less than the minimum percentage of the outstanding Series B Preferred Units that would be necessary to authorize or take such action at a meeting at which the requisite minimum percentage of Series B Preferred Units were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the Units or the Series B Preferred Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern).

Distributions

Distributions on each Series B Preferred Unit will be cumulative and will accrue at the Series B Distribution Rate (as defined below) from April 8, 2015 (or, (a) for any PIK Units, from the Series B Distribution Payment Date immediately preceding the issuance date of such Units and (b) for any Series B Preferred Units issued after April 8, 2015 (other than PIK Units), from the date of issuance of such Series B Preferred Units) until such time as the Partnership pays the distributions with respect to Series B Preferred Units (the “Series B Distributions”) or the Series B Preferred Units are converted to common units in full in accordance with our partnership agreement, whether or not such Series B Distributions shall have been declared, and distributions will accrue on the amount of Series B Distributions in arrears at the Series B Distribution Rate. Subject to the Delaware Act, Series B Holders will be entitled to receive Series B Distributions from time to time at the Series B Distribution Rate per Series B Preferred Unit, when, as, and if declared by the general partner. Distributions, when, as and if declared by the general partner to be paid by the Partnership in accordance with our partnership agreement, will be paid monthly (except in the case of the initial payment) on each Series B Distribution Payment Date. Series B Distributions will be payable based on a 360-day year consisting of twelve 30-day months. All Series B Distributions payable by the Partnership pursuant to our partnership agreement shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Internal Revenue Code of 1986, as amended (the “Code”).

As used herein, “Series B Distribution Payment Date” means the 15th of each month, commencing May 15, 2015; provided, however, that if any Series B Distribution Payment Date would otherwise occur on a day that is not a business day, such Series B Distribution Payment Date shall instead be on the immediately succeeding business day without the accumulation of additional distributions.

As used herein, “Series B Distribution Rate” means (1) until and including April 15, 2018, a rate equal to 8.00% per annum of the Series B Issue Price and (2) after April 15, 2018, a rate equal to the greater of (a) 8.00% per annum of the Series B Issue Price and (b) the amount equal to the distributions that would be payable on our common units issuable upon conversion of one Series B Preferred Unit, based on the distributions declared by the general partner to be paid in that month, if such Series B Preferred Unit was converted into common units at the Series B Conversion Ratio on the record date selected by the general partner; provided, however, that if the general partner makes a distribution with respect to the common units in that month as a quarterly distribution instead of a monthly distribution and if the difference between (A) the amount of the quarterly distribution that would be payable on our common units issuable upon conversion of one Series B Preferred Unit, based on the distributions declared by the general partner to be paid for that quarter, if such Series B Preferred Unit was converted into common units at the Series B Conversion Ratio on the record date selected by the general partner, minus (B) three times the amount of the monthly distribution on one Series B Preferred Unit calculated at a rate equal to 8% per annum of the Series B Issue Price is positive, the amount in the preceding clause (b) for the month of the quarterly distribution shall be equal to the result of (x) the distributions that would be payable on our common units issuable upon conversion of one Series B Preferred Unit, based on the distributions declared by the general partner to be paid for that quarter minus (y) (2) two times the amount of the monthly distribution on one Series B Preferred Unit calculated at a rate equal to 8% per annum of the Series B Issue Price; provided further that, in the event there is an Event of Noncompliance (as defined in our partnership agreement), the Series B Distribution Rate shall increase by 2.00%, effective as of the date of the first Event of Noncompliance until the first Series B Distribution Payment Date on which no Event of Noncompliance exists and provided further that, if an Event of Noncompliance exists on the seventh Series B Distribution Payment Date following the occurrence of the Event of Noncompliance, the Series B Distribution Rate shall increase by an additional 2.00% until the next Series B Distribution Payment Date on which no Event of Noncompliance exists. Until and including April 15, 2018, such Series B Distributions shall be paid, in our sole discretion, in cash, in PIK Units, or in a combination of cash and PIK Units. The number of PIK Units, per Series B Preferred Unit, to be issued in connection with a Series B Distribution until and including April 15, 2018 shall be the quotient of (A) the applicable Series B Distribution Rate divided by (B) the Series B Issue Price; provided that instead of issuing any fractional PIK Unit, each fractional PIK Unit shall be rounded down to the nearest whole PIK Unit and, subject to the Delaware Act, the Partnership shall pay cash in lieu of any fractional PIK Unit not issued because of rounding based on the then-applicable Series B Issue Price. The original issue price of each PIK Unit will be equal to the Series B Issue Price in effect as of the date of such distribution. Each Series B Distribution paid after April 15, 2018, shall be paid in cash.

Not later than 5:00 p.m., New York City time, on each Series B Distribution Payment Date, the Partnership will pay those distributions with respect to Series B Preferred Units (“Series B Distributions”), if any, that have been declared by the general partner to Series B Holders on the record date for the applicable Series B Distribution. The record date (the “Series B Distribution Record Date”) for any Series B Distribution payment shall be as of the closing of the national securities exchange on which our common units are listed or admitted to trading on the last business day of each month immediately preceding the applicable Series B Distribution Payment Date, except that in the case of payments of Series B Distributions in arrears, the Series B Distribution

Record Date with respect to a Series B Distribution Payment Date shall be such date as may be designated by the general partner. No distribution shall be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in Junior Securities or cash in lieu of fractional Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Units and any Parity Securities (including any outstanding Series A Preferred Units) through the most recent respective distribution payment dates. Accumulated Series B Distributions in arrears for any past Series B Distribution Period may be declared by the general partner and paid on any date fixed by the general partner, whether or not a Series B Distribution Payment Date, to Series B Holders on the record date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series B Preferred Units and any Parity Securities (including any Outstanding Series A Preferred Units) shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in arrears on the Series B Preferred Units and any such Parity Securities (including any Outstanding Series A Preferred Units) shall be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series B Preferred Units and any Parity Securities (including any Outstanding Series A Preferred Units) are paid, any partial payment shall be made pro rata with respect to the Series B Preferred Units and any Parity Securities (including any Outstanding Series A Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series B Preferred Units and Parity Securities (including any Outstanding Series A Preferred Units) at such time. Subject to Sections 12.4 and 17.6 of our partnership agreement, Series B Holders shall not be entitled to any distribution, whether payable in cash, property or equity interests, in excess of full cumulative Series B Distributions. Except insofar as distributions accrue on the amount of any Series B Distributions in arrears as described in our partnership agreement, no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in arrears on the Series B Preferred Units. If and for so long as the Series B Preferred Units are held of record by the nominee of the Depositary, declared Series B Distributions shall be paid to the Depositary in same-day funds on each Series B Distribution Payment Date or other interest payment date in the case of payments for Series B Distributions in arrears. There are no restrictions under our partnership agreement on the repurchase or redemption of Series B Preferred Units, Parity Securities or Junior Securities arising solely on an arrearage in the payment of Series B Distributions.

If we elect to pay some or all of a Series B Distribution in additional Series B Preferred Units issued pursuant to a Series B Distribution in accordance with Section 17.3 of our partnership agreement (“PIK Units”), we shall publicly announce that election on or before the Series B Distribution Record Date for which such election has been made and shall state in the announcement the amount of PIK Units or combination of cash and PIK Units to be paid per Series B Preferred Unit in connection with the Series B Distribution. Except as set forth in Section 17.3(c)(i) through (iii) of our partnership agreement, when any PIK Units are payable to a Series B Holder, we shall issue the PIK Units to such holder as a distribution in accordance with Section 17.3(a) of our partnership agreement (the date of issuance of such PIK Units, the “PIK Payment Date”). On the PIK Payment Date, we shall issue to such Series B Holder a certificate or certificates for the number of PIK Units to which such Series B Holder shall be entitled, or, at the request of the holder, a notation in book entry form in the books of the Transfer Agent, and all such PIK Units shall, when so issued, be duly authorized, validly issued fully paid and non-assessable limited partner interests in us, except as such non-assessability may be affected by Section 17-303,17-607 or 17-804 of the Delaware Act, and shall be free from preemptive rights and free of any lien, claim, rights or encumbrances, other than those arising under the Delaware Act or our partnership agreement.

In addition to the conversion rights described below, a record holder of the Series B Preferred Units, or a beneficial owner who holds directly or indirectly through the nominee of the Depositary, that holds a number of Series B Preferred Units having an aggregate value of $5 million, which value is calculated by multiplying the number of Series B Preferred Units held by that Series B Holder by the Series B Issue Price (a “Series B Eligible Holder”) shall have the right to elect to receive on the PIK Payment Date, instead of the PIK Units payable to the Series B Eligible Holder (but not instead of any cash payment that is declared), the number of common units into which all the PIK Units payable to that Series B Eligible Holder on that PIK Payment Date are then convertible. This right must be exercised by delivery of signed, written notice from the Series B Eligible Holder to us (or, if the Series B Preferred Units of the Series B Eligible Holder are held of record by the nominee of the Depository, by complying with the applicable procedures of the Depositary for effecting the election), received no later than 10 days before the PIK Payment Date setting forth the number of Series B Preferred Units that the Series B Holder holds, certifying that the Series B Holder is a Series B Eligible Holder, and stating that it elects to receive common units instead of the PIK Units payable on that PIK Payment Date. Such a notice may also specify that it remains in effect for such Series B Eligible Holder with respect to all future PIK Payment Dates until it is revoked in writing by the Series B Eligible Holder no less than 10 days before the first PIK Payment Date for which such revocation is to be effective.

If such an election is made, on the applicable PIK Payment Date, we shall issue to each validly electing Series B Holder a certificate or certificates for the number of common units to which such Series B Holder shall be entitled instead of PIK Units, or, at the request of the holder, a notation in book entry form in the books of the Transfer Agent, and all such common units shall, when so issued, be duly authorized, validly issued fully paid and non-assessable limited partner interests in us, except as such non-assessability may be affected by Section 17-303,17-607 or 17-804 of the Delaware Act, and shall be free from preemptive rights and free of any lien, claim, rights or encumbrances, other than those arising under the Delaware Act or our partnership agreement. Instead of issuing any fractional common unit in lieu of a PIK Unit, all common units to be issued to the Series B Holder shall be aggregated, and the resulting fractional common unit (if any) shall be rounded down to the nearest whole common unit and, subject to the Delaware Act, we shall pay cash in lieu of any fractional common unit not issued because of rounding based on the value of a common unit as a portion of then-applicable Series B Issue Price, taking into account the Series B Conversion Ratio then in effect.

The payment of the common units in lieu of the PIK units shall be treated as the simultaneous receipt and conversion of the PIK Units into common units and subject to the provisions of Section 17.6(d), (e) and (f), but (for avoidance of doubt) not Section 17.6(c) of our partnership agreement. Immediately upon any issuance of the common units in lieu of PIK Units, all rights of the electing Series B Holder in respect the PIK Units payable on that PIK Payment Date shall cease, and such electing Series B Holder shall be treated for all purposes as the owner of common units.

For purposes of maintaining Capital Accounts (as defined in our partnership agreement), if we issue one or more PIK Units (or common units in lieu of PIK Units) with respect to a Series B Preferred Unit, (i) we shall be treated as distributing cash with respect to such Series B Preferred Unit in an amount equal to the Series B Distribution Rate and (ii) the holder of such Series B Preferred Unit shall be treated as having contributed to us in exchange for such newly issued PIK Units (or such newly issued common units) an amount of cash equal to the Series B Distribution Rate less the amount of any cash paid by us in lieu of fractional PIK Units or fractional common units.

Conversion

One or more Series B Holders may elect, each in its own discretion, at any time on or after April 15, 2018, to convert all or any portion of the Series B Preferred Units held by such electing Series B Holder(s) in an aggregate amount equaling or exceeding the Series B Minimum Conversion Amount into common units, with each Series B Preferred Unit so converted being converted into one common unit, subject to Series B Conversion Ratio Adjustments, by delivery of: (A) written notice to us, in the form set forth in our partnership agreement, setting forth the number of Series B Preferred Units it holds and the number of Series B Preferred Units it is electing to convert, and (B) if such Series B Preferred Units are certificated, a Series B Preferred Unit certificate to the Transfer Agent representing an amount of Series B Preferred Units at least equal to the amount such Series B Holder is electing to convert (or an instruction letter to the Transfer Agent if the Series B Preferred Units are in book-entry form). Immediately upon any conversion of the Series B Preferred Units, all rights of the converting unitholder in respect thereof shall cease, including any accrual of distributions, and such converting unitholder shall be treated for all purposes as the owner of common units. As used herein, “Series B Minimum Conversion Amount” means (1) a number of Series B Preferred Units having an aggregate value of $10 million, which value is calculated by multiplying the number of Series B Preferred Units to be converted by the Series B Issue Price or (2) if the value of the Series B Preferred Units (calculated in accordance with clause (1) above) to be converted by the Series B Holder requesting conversion does not equal or exceed $10 million, then all of the Series B Preferred Units held by such Series B Holder.

At any time on or after April 15, 2018, we shall have the option at any time to convert all or part of the Series B Preferred Units then Outstanding into common units at the Series B Conversion Ratio; provided that (1) with respect to common units delivered upon such a conversion, such common units shall be registered for public resale under the Securities Act, pursuant to an effective registration statement that is then-available for the resale of such common units; and (2) the daily VWAP of the common units on the national securities exchange on which the common units are listed or admitted to trading is greater than one hundred sixty percent (160%) of the Conversion Price for 20 trading days in the 30 trading day period immediately preceding the date we furnish notice to the Series B Holders of the conversion.

We shall make a cash payment to any Series B Holder with respect to any Series B Preferred Units converted to account for any accrued but unpaid distributions on such Series B Preferred Units up to, but excluding, the date of such conversion. Instead of issuing any fractional common units, we shall, after aggregating all common units to be issued to such Series B Holder at that time, round down the number of common units issued to each Series B Holder to the next lower whole common unit and, subject to the Delaware Act, pay cash in lieu of any such fractional unit based on the then-applicable Series B Issue Price.

With respect to Series B Preferred Units that are converted into common units, the holder thereof will not be entitled to a Series B Distribution and a common unit distribution with respect to the same period, but will be entitled only to the distribution to be paid based upon the class of units held as of the close of business on the applicable record date, together with all accrued but unpaid distributions on the converted Series B Preferred Units.

Upon conversion, the rights of a holder of converted Series B Preferred Units as a Series B Holder shall cease with respect to such converted Series B Preferred Units, including any rights under our partnership agreement with respect to Series B Holders, and such person shall continue to be a limited partner and have the rights of a holder of common units under our partnership agreement. Each Series B Preferred Unit shall, upon its conversion be deemed to be transferred to, and cancelled by, us in exchange for the issuance of the common units(s) into which such Series B Preferred Unit is converted. Notwithstanding the foregoing, as a result of a conversion, a holder shall not lose or relinquish any claims or rights of action such holder may then or thereafter have as a result of such holder’s previous ownership of Series B Preferred Units.

We will pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of common units upon conversion of the Series B Preferred Units. However, the holder shall pay any tax or duty which may be payable relating to any transfer involving the issuance or delivery of common units in a name other than the holder’s name. The Transfer Agent may refuse to deliver the certificate representing common units (or notation of book entry) being issued in a name other than the holder’s name until the Transfer Agent receives a sum sufficient to pay any tax or duties due because the units are to be issued in a name other than the holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

We must keep free from preemptive rights a sufficient number of common units to permit the conversion of all outstanding Series B Preferred Units into common units to the extent provided in, and in accordance with Section 17.6 of our partnership agreement. All common units delivered upon conversion of the Series B Preferred Units shall be (1) newly issued or (2) duly authorized, validly issued, fully paid and non-assessable Limited Partner Interests in us, except as such non-assessability may be affected by Section 17-303, 17-607 or 17-804 of the Delaware Act, and shall be free from preemptive rights and free of any lien, claim, rights or encumbrances, other than those arising under the Delaware Act or our partnership agreement. We will comply with all applicable securities laws regulating the offer and delivery of any common units upon conversion of Series B Preferred Units and, if the common units are then listed or quoted on the New York Stock Exchange or any other national securities exchange or other market shall list or cause to have quoted and keep listed and quoted the common units issuable upon conversion of the Series B Preferred Units to the extent permitted or required by the rules of such exchange or market.

If, after April 8, 2015, we (A) make a distribution on our common units in common units, (B) subdivide or split our outstanding common units into a greater number of common units, (C) combine or reclassify our common units into a smaller number of common units or (D) issue by reclassification of our common units any partnership interests (including any reclassification in connection with a merger, consolidation or business combination in which we are the surviving person), then the Series B Conversion Ratio in effect at the time of the record date for such distribution or of the effective date of such subdivision, split, combination, or reclassification shall be proportionately adjusted (such adjustments referred to as, the “Series B Conversion Ratio Adjustments”) so that the conversion of the Series B Preferred Units after such time shall entitle the holder to receive the aggregate number of common units (or shares of any partnership interests into which such shares of common units would have been combined, consolidated, merged or reclassified pursuant to clauses (C) and (D) above) that such holder would have been entitled to receive if the Series B Preferred Units had been converted into common units immediately prior to such record date or effective date, as the case may be, and in the case of a merger, consolidation or business combination in which we are the surviving person, we shall provide effective provisions to ensure that the provisions in Section 17.6 of our partnership agreement relating to the Series B Preferred Units shall not be abridged or amended and that the Series B Preferred Units shall thereafter retain the same powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereon, that the Series B Preferred Units had immediately prior to such transaction or event. An adjustment made pursuant to Section 17.6(j) of our partnership agreement shall become effective immediately after the record date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which we are the surviving person) or split. Such adjustment shall be made successively whenever any event described above shall occur. No Series B Conversion Ratio Adjustments shall be made upon cash distributions by us on our common units.

No Sinking Fund

The Series B Preferred Units will not have the benefit of any sinking fund.

Book-Entry System

Prior to this offering, the Series B Preferred Units have been directly registered with the Transfer Agent and are expected to continue to be held in direct registration unless sold pursuant to this prospectus or pursuant to Rule 144 under the Securities Act. Otherwise, all Series B Preferred Units offered and sold hereby will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depositary selected by us) (the “Depositary”), and registered in the name of its nominee (initially, Cede & Co.). The Series B Preferred Units offered and sold hereby will be represented by a single certificate registered in the name of the Depositary or its nominee, and no holder of the Series B Preferred Units offered and sold hereby will be entitled to receive a certificate evidencing such units unless otherwise required by law or the Depositary gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Depositary within 60 calendar days thereafter. Payments and communications made by us to holders of the Series B Preferred Units will be duly made by making payments to, and communicating with, the Depositary. Accordingly, unless certificates or direct registration is available to holders of those Series B Preferred Units, each purchaser of Series B Preferred Units must rely on (i) the procedures of the Depositary and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series B Preferred Units and (ii) the records of the Depositary and its participants to evidence its ownership of such Series B Preferred Units.

So long as the Depositary (or its nominee) is the holder of Series B Preferred Units, no beneficial holder of such Series B Preferred Units through the Depositary will be deemed to be a registered unitholder of us. The Depository Trust Company, the initial Depositary, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Depositary maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series B Preferred Units, whether as a holder of the Series B Preferred Units for its own account or as a nominee for another holder of the Series B Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Third Amended and Restated Agreement of Limited Partnership of Breitburn Energy Partners LP, which is referred to in this prospectus as our partnership agreement. Our partnership agreement is available as described under “Where You Can Find More Information.” We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to rights of holders of common units, please read “Description of the Common Units” together with this summary of the partnership agreement; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material U.S. Federal Income Tax Considerations.”

Organization and Duration

We were formed on March 23, 2006 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us to engage in activities other than the acquisition, exploitation, development and production of oil and gas reserves, our general partner has no current plans to do so and, to the fullest extent permitted by law, may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement. Please read “— Amendments to Our Partnership Agreement.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act (as defined in our partnership agreement) and that such limited partner otherwise acts in conformity with the provisions of our partnership agreement, such limited partner’s liability under the Delaware

Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for its units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to vote in the election of directors to the board of directors of our general partner or to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no clear precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, unless otherwise provided in our partnership agreement, a substituted limited partner of a limited partnership is liable for the obligations of such limited partner’s assignor to make contributions to the Partnership, except that such person is not obligated for liabilities unknown to him or her at the time such person became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to vote in the election of directors to the board of directors of our general partner or to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

An annual meeting of our limited partners for the election of directors to the board of directors of our general partner will be held in June of each year or at such other date and time as may be fixed from time to time by our general partner. Please read “— Meetings; Voting.” Our Series B Preferred Units vote on an as-converted basis with our common units as a single class on all matters submitted to a vote of our common units.

The following is a summary of the unitholder vote required for the matters specified below.

Election of directors of our general partner	Our limited partners holding common units and Series B Preferred Units will vote together as a single class for the election of directors to the board of directors of our general partner. The limited partners entitled to vote will elect, by a plurality of the votes cast at such meeting, persons to serve as directors of our general partner who are nominated in accordance with the provisions of our partnership agreement. Please read “— Nomination of Directors.”

Issuance of additional units	Subject to certain approval rights of the holders of Series A Preferred Units and Series B Preferred Units, no approval right. Please read “— Issuance of Additional Securities.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Certain amendments require the approval of holders of Series A Preferred Units and Series B Preferred Units. Other amendments generally require the approval of a majority of our outstanding common units and Series B Preferred Units voting together as a single class. Please read “— Amendments to Our Partnership Agreement.”

Merger of the Partnership or the sale of all or substantially all of our assets	A majority of our outstanding common units and Series B Preferred Units voting together as a single class in certain circumstances. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of the Partnership at the election of our general partner	A majority of our outstanding common units and Series B Preferred Units voting together as a single class. Please read “— Termination or Dissolution.”

Continuation of our business upon dissolution in certain circumstances	A majority of our outstanding common units and Series B Preferred Units voting together as a single class. Please read “— Termination or Dissolution.”

In addition, the affirmative vote or consent of the majority of our outstanding Series B Preferred Units, voting separately as a class with one vote per Series B Preferred Unit, shall be necessary for any of the following actions: (1) entering into any transaction between the Partnership on the one hand, and our general partner or any of our general partner’s affiliates, subject to certain exceptions; (2) adopting or changing certain tax elections, tax accounting methods or tax reporting positions that would affect the Series B Preferred Units disproportionately and adversely to other limited partners; (3) making any distribution, other than in accordance with the existing distribution provisions of Section 6.3 or Section 12.4 of our partnership agreement; and (4) until such voting right terminates pursuant to the partnership agreement, the repurchase or redemption of parity securities or junior securities to the Series B Preferred Units, with certain exceptions.

Board of Directors

The number of directors constituting the whole board of directors of our general partner may not be less than five or more than nine as established from time to time by a resolution adopted by a majority of the directors. The board of directors has been divided into three classes, Class I, Class II and Class III. Each director will serve for a three-year term as provided in our partnership agreement.

Meetings; Voting

An annual meeting of the limited partners holding common units and Series B Preferred Units for the election of directors to the board of directors of our general partner will be held in June of each year or at such other date and time as may be fixed from time to time by our general partner. Notice of the annual meeting will be given not less than 10 days nor more than 60 days prior to the date of such meeting.

The limited partners holding common units and Series B Preferred Units will vote together as a single class for the election of directors. The limited partners entitled to vote will elect by a plurality of the votes cast at such meeting persons to serve as directors on the board of directors of our general partner who are nominated in accordance with the provisions of our partnership agreement. The exercise by a limited partner of the right to elect the directors and any other rights afforded to such limited partner under our partnership agreement will be in such limited partner’s capacity as a limited partner of the Partnership and are not intended to cause a limited partner to be deemed to be taking part in the management and control of the business and affairs of the Partnership.

Each record holder of a common unit has a vote according to such holder’s percentage interest in us. Holders of Series A Preferred Units only have voting rights with respect to amendments to our partnership agreement that would have a material adverse effect on the terms of the Series A Preferred Units and in other limited circumstances affecting the Series A Preferred Units. Holders of Series B Preferred Units have voting rights that are identical to voting rights of the common units and vote with the common units as a single class, so that each Series B Preferred Unit will be entitled to one vote for each common unit into which such Series B Preferred Units are convertible on each matter with respect to each common unit is entitled to vote. In addition, the affirmative vote or consent of the majority of the outstanding Series B Preferred Units, voting separately as a class with one vote per Series B Preferred Unit, will be necessary for any of the following actions: (i) amendments to our partnership agreement or the certificate of limited partnership of the Partnership that are materially adverse to the powers, preferences or special rights of the Series B Preferred Units; (ii) other than distributions on the Series B Preferred Units paid in Series B Preferred Units, issuances of senior securities or parity securities to the Series B Preferred Units (other than parity securities to the Series B Preferred Units that are substantially similar to the Series A Preferred Units), including the designation, creation or issuance of additional Series B Preferred Units; (iii) entering into any transaction between the Partnership on the one hand, and our general partner or any of our general partner’s affiliates on the other hand, subject to certain exceptions; (iv) adopting or changing tax elections, tax accounting methods or tax reporting positions, in each case if such adoption or change would disproportionately and adversely affect the holders of the Series B Preferred Units (relative to the other limited partners) unless the adoption or change is required by applicable law; and (v) making any distribution, other than in accordance with the existing distribution provisions of Section 6.3 or Section 12.4 of our partnership agreement as in effect on April 8, 2015. Additional limited partner interests having special voting rights could be issued in the future. Please read “— Issuance of Additional Securities.”

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to change management without the support of the board of directors of our general partner. If at any time any person or group, other than (a) our general partner and its affiliates, (b) a direct or subsequently approved transferee of our general partner or its affiliates, (c) a person or group that acquires units with the prior approval of the board of directors of our general partner (if the payment of Series B Distributions in PIK Units causes any person or group to acquire 20% or more of such Partnership securities, such acquisition will be deemed to be with the prior approval of the board of directors our general partner) or (d) a person or group that acquires, in the aggregate, 20% or more of the Series B Preferred Units, including as a result of the payment of PIK Units (subject to the immediately preceding clause (c)), if such person does not beneficially own or acquire 20% or more of the voting power of the common units, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units, and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes except such units may be considered to be outstanding for purposes of the voluntary withdrawal of our general partner, as contemplated in our partnership agreement.

In addition, solely with respect to the election of directors, our partnership agreement provides that (x) our general partner and the Partnership will not be entitled to vote their units, if any, and (y) if at any time any person or group beneficially owns 20% or more of the outstanding Partnership securities of any class then outstanding and otherwise entitled to vote, then all Partnership securities owned by such person or group in excess of 20% of the outstanding Partnership securities of the applicable class may not be voted, and in each case, the foregoing units will not be counted when calculating the required votes for such matter and will not be deemed to be outstanding for purposes of determining a quorum for such meeting; provided, however, that the limitation set forth in clause (y) above will not apply to any person or group who acquires 20% or more of the Series B Preferred Units, if such person does not beneficially own or acquire 20% or more of the voting power of the common units (treating the Series B Preferred Units on an as-converted basis). Such units will not be treated as a separate class of Partnership securities for purposes of our partnership agreement. Notwithstanding the foregoing, the board of directors of our general partner may, by action specifically referencing votes for the election of directors, determine that the limitation set forth in clause (y) above will not apply to a specific person or group.

Except as described above, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Units that are owned by Non-Eligible Holders will be voted by our general partner, and our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Special meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class or classes for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class, classes or series for which a meeting was called (including outstanding units deemed owned by the general partner), represented in person or by proxy, will constitute a quorum unless otherwise provided in our partnership agreement in connection with the election of directors to the board of directors of our general partner or unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Nomination of Directors

Nominations of persons for election to the board of directors of our general partner may be made at an annual meeting of the limited partners only (a) pursuant to our general partner’s notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or any committee thereof or (c) by any limited partner who (1) was a record holder at the time the notice provided for in our partnership agreement is delivered to our general partner, (2) is entitled to vote at the meeting and (3) complies with the notice procedures set forth in our partnership agreement.

For any nominations brought before an annual meeting by a limited partner, the limited partner must give timely notice thereof in writing to our general partner. The notice must contain certain information as described in our partnership agreement. To be timely, a limited partner’s notice must be delivered to our general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the limited partner must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Partnership or our general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a limited partner’s notice as described above.

In the event that the number of directors to be elected to the board of directors of our general partner is increased effective at the annual meeting and there is no public announcement by the Partnership or our general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a limited partner’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to our general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by the Partnership or our general partner.

Nominations of persons for election to the board of directors also may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of our partnership agreement.

Only such persons who are nominated in accordance with the procedures set forth in our partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as directors. Notwithstanding the foregoing, unless otherwise required by law, if the limited partner (or a qualified representative of the limited partner) does not appear at the annual or special meeting of limited partners to present a nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by our general partner or the Partnership.

In addition to the provisions described above and in our partnership agreement, a limited partner must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in our partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our partnership agreement, and compliance with our partnership agreement is the exclusive means for a limited partner to make nominations.

Issuance of Additional Securities

Subject to certain approval rights of holders of Series A Preferred Units for issuances adversely affecting the Series A Preferred Units and certain approval rights of holders of Series B Preferred Units (see “Description of Series B Preferred Units — Voting Rights”), our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, preferred units or other equity securities. Holders of any additional common units, preferred units or other equity securities we issue will be entitled to share equally with the then-existing holders of such common units, preferred units or other equity securities in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, and subject to the approval rights of the holders of Series A Preferred Units and Series B Preferred Units, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities that may effectively rank senior to our common units.

The holders of units will not have a preemptive right to acquire additional units or other Partnership securities.

Series A Preferred Units

In connection with the closing of our offering of Series A Preferred Units on May 21, 2014, we executed the Second Amended and Restated Agreement of Limited Partnership of Breitburn Energy Partners LP, for the purpose of defining the preferences, rights, powers and duties of holders of Series A Preferred Units. The Series A Preferred Units rank senior to our common units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series A Preferred Units have no stated maturity and are not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or optionally redeemed by us or converted into common units in connection with a change of control. Holders of Series A Preferred Units will be entitled to receive, when, as and if declared by the board of directors of our general partner out of legally available funds for such purposes, cumulative cash monthly distributions. Distributions on the Series A Preferred Units will accrue at a rate of 8.25% per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

At any time on or after May 15, 2019, subject to certain restrictions, we may redeem the Series A Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. In addition, subject to certain restrictions, we may redeem the Series A Preferred Units at the same redemption price following certain changes of control, as described in our partnership agreement; if we do not exercise this option, then the holders of the Series A Preferred Units have the option to convert the Series A Preferred Units into a number of common units per Series A Preferred Unit as set forth in our partnership agreement.

For more information about the terms of the Series A Preferred Units, please see our Registration Statement on Form 8-A filed on May 21, 2014, which is incorporated by reference herein.

Series B Preferred Units

In connection with the closing of our private offering of Series B Preferred Units on April 8, 2015, we executed the Third Amended and Restated Agreement of Limited Partnership of Breitburn Energy Partners LP, for the purpose of defining the preferences, rights, powers and duties of holders of Series B Preferred Units. The Series B Preferred Units rank senior to our common units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series B Preferred Units rank on parity with the Series A Preferred Units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series B Preferred Units have no stated maturity, are not subject to mandatory redemption (except in limited circumstances in connection with a Change of Control (as defined in our partnership agreement), which mandatory redemption may be satisfied in cash or in common units at the Partnership’s election), and are not subject to any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership or converted into Common Units. Holders of Series B Preferred Units will be entitled to receive, when, as and if declared by the board of directors of our general partner out of legally available funds for such purposes, cumulative monthly distributions. Distributions on the Series B Preferred Units will accrue at a rate of 8% per annum, payable in cash or additional Series B Preferred Units (or a combination) at our option for the first three years, and in cash thereafter (see “Description of Series B Preferred Units — Distributions”).

In the event of a “Cash COC Event”, the Series B Preferred Units will be automatically converted into Common Units immediately prior to the closing of the Cash COC Event. In the event of a Change of Control (other than a Cash COC Event), the holders of Series B Preferred Units will be entitled to elect certain other treatment for their Series B Preferred Units.

One or more holders of the Series B Preferred Units may elect, each in its own discretion, at any time on or after April 15, 2018, to convert all or any portion of the Series B Preferred Units held by such electing holder(s) in an aggregate amount equaling or exceeding the Series B Minimum Conversion Amount (as defined in our partnership agreement) into common units, with each Series B Preferred Unit so converted being converted into one common unit, subject to Series B Conversion Ratio Adjustments (as defined in our partnership agreement) (as so adjusted, the “Series B Conversion Ratio”). In addition, holders of Series B Preferred Units may elect to convert into common units the Series B Preferred Units that are paid as distributions in kind on Series B Preferred Units, subject to certain conditions.

At any time on or after April 15, 2018, the Partnership may elect at any time to convert all or part of the Series B Preferred Units then outstanding into common units at the Series B Conversion Ratio; provided that (1) such common units shall be registered for public resale under the Securities Act, pursuant to an effective registration statement that is then-available for the resale of such common units; and (2) the daily VWAP of the common units on the national securities exchange on which the common units are listed or admitted to trading is greater than one hundred sixty percent (160%) of the product of the Series B Issue Price (as defined in our partnership agreement) multiplied by the Series B Conversion Ratio for 20 trading days in the 30 trading day period immediately preceding the date the Partnership furnishes notice to the holders of the Series B Preferred Units of the conversion.

For more information about the terms of the Series B Preferred Units, please read “Description of the Series B Preferred Units” and our Current Report on Form 8-K filed on April 14, 2015, which is incorporated by reference herein.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, to the fullest extent permitted by law, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by our general partner and a majority of our outstanding common units.

Prohibited Amendments

Generally, no amendment may be made that would:

(i) have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of our partnership agreement without the approval of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;

(ii) enlarge the obligations of any limited partner without its consent, except under certain circumstances as described in our partnership agreement;

(iii) enlarge the obligations of, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(iv) without the consent of the holders of at least two thirds of the Series A Preferred Units, have a material adverse effect on the existing terms of the Series A Preferred Units; or

(v) without the consent of the holders of a majority of the outstanding Series B Preferred Units, have a material adverse effect on the existing terms of the Series B Preferred Units.

The provision of our partnership agreement restricting the amendments having the effects described in clauses (i) to (iii) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner generally may make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(i) a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office;

(ii) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(iii) a change that our general partner determines to be necessary or advisable to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership and its subsidiaries will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(iv) an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(v) subject to the approval rights of the holders of Series A Preferred Units and Series B Preferred Units, an amendment that our general partner determines to be necessary or appropriate in connection with the authorization of additional Partnership securities or rights to acquire Partnership securities;

(vi) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(vii) an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

(viii) any amendment that our general partner determines to be necessary or advisable in connection with the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(ix) a change in our fiscal year or taxable year and related changes;

(x) certain mergers, conveyances or conversions set forth in our partnership agreement; and

(xi) any other amendments substantially similar to any of the matters described in (i) through (x) above or below.

In addition, our general partner may, subject to the approval rights of the holders of Series A Preferred Units and Series B Preferred Units, make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines, at its option, that those amendments:

•	do not adversely affect our limited partners (or any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of our common units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our common units are or will be listed for trading;

•	are necessary or advisable in connection with any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in the registration statement for our initial public offering or of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Except for amendments that may be adopted by our general partner without unitholder approval and certain amendments adopted in connection with a merger, any amendment that would have a material adverse effect on the rights or preferences of any class of outstanding units in relation to other classes of units will require the approval of a majority of the class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, to the fullest extent permitted by law, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of our outstanding common units and Series B Preferred Units voting together as a class, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets and the assets of our subsidiaries without that approval. Our general partner may also sell all or substantially all of our assets and the assets of our subsidiaries under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction and the units to be issued in such merger do not exceed 20% of our outstanding units immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Unless provided for the in the merger agreement, the unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or the Delaware Act in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement or the Delaware Act. We will dissolve upon:

(i) the election of our general partner to dissolve us, if approved by the holders of a majority of our outstanding common units and Series B Preferred Units voting together as a class;

(ii) there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

(iii) the entry of a decree of judicial dissolution of our partnership; or

(iv) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor in accordance with our partnership agreement.

Upon a dissolution under clause (d) above, the holders of a majority of our outstanding common units and Series B Preferred Units voting together as a class may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of our outstanding common units and Series B Preferred Units voting together as a class subject to receipt by us of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating company nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued without dissolution, the liquidator authorized to wind up our affairs will, acting with all the powers of our general partner that are necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent, conditional or unmatured liabilities; and

•	then, to holders of the Series A Preferred Units and Series B Preferred Units for any accumulated and unpaid distributions on the Series A Preferred Units and Series B Preferred Units; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts (see “Description of Series B Preferred Units — Liquidation Rights”).

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, the liquidator may distribute assets in kind to our partners.

Special Provisions Regarding Affiliated Transactions

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner will be permitted and deemed approved by all of our partners if:

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the outstanding limited partner interests of any class (other than the Series A Preferred Units and Series B Preferred Units), our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or us, to purchase all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase the limited partner interests; and

•	the current market price of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have such holder’s limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of its units in the market. Please read “Material U.S. Federal Income Tax Considerations — Disposition of Units.”

Status as Limited Partner

By transfer of units in accordance with our partnership agreement, each transferee of units shall be admitted as a limited partner with respect to the transferred units when such transfer is reflected in our books and records. Except as described under “— Limited Liability,” the units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption

To comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, transferees may be required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify, that the unitholder is an Eligible Holder. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; or (3) an association of U.S. citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the U.S. federal government regards as denying similar privileges to citizens or corporations of the United States. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a transferee or unitholder, as the case may be:

•	fails to furnish a transfer application containing the required certification;

•	fails to furnish a re-certification containing the required certification within 30 days after request; or

•	provides a false certification;

then, as the case may be, such transfer will, to the fullest extent permitted by law, be void, or we will have the right to redeem the units held by such unitholder. Further, the units held by such unitholder may not be entitled to any allocations of income or loss, distributions or voting rights.

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 10% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(i)	our general partner;

(ii)	any departing general partner;

(iii)	any person who is or was an affiliate of our general partner or any departing general partner;

(iv)	any person who is or was an officer, director, member, partner, fiduciary or trustee of us or our subsidiaries or any entity described in (a), (b) or (c) above or any affiliate of us or our subsidiaries;

(v)	any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner or any affiliate of our general partner or any departing general partner provided that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodian services; and

(vi)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it is otherwise agreed, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Elimination of Fiduciary Duties

Our partnership agreement contains provisions that eliminate the fiduciary duties that might otherwise be owed by our general partner and its directors and officers to the partnership and the partners of the partnership pursuant to state law fiduciary duties. In place of fiduciary duties, our partnership agreement imposes contractual obligations on the general partner, including a contractual obligation requiring our general partner and its directors and officers to act in good faith when the general partner is acting on behalf of the partnership. This obligation to act in good faith means that when a person causes the general partner to take an action that such person must believe the action is in the best interests of the partnership or the common unitholders of the partnership (other than the general partner and its affiliates), as the case may be.

In addition, our partnership agreement provides that, neither the general partner nor its directors and officers owe any duties or liabilities, including fiduciary duties, to holders of Series A Preferred Units or Series B Preferred Units.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such holder in determining its U.S. federal and state tax liability and filing its U.S. federal and state income tax returns, regardless of whether such holder supplies us with information.

Right to Inspect Our Books and Records

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at such limited partner’s own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them, and powers of attorney pursuant to which the foregoing have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective holders of Series B Preferred Units and prospective common unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Breitburn Energy Partners LP and our operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. insofar as they related to matters of U.S. federal income tax law and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us, the holders of our Series B Preferred Units, or our common unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units and potential changes in applicable tax laws.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us. Instead, we are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “— Tax Consequences of Unit Ownership — Treatment of Securities Loans”); (2) whether holders of Series B Preferred Units will be treated as partners that receive guaranteed payments for the use of capital on their units (please read “— Tax Consequences of Unit Ownership — Limited Partner Status”); (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”); (4) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Oil and Natural Gas Taxation — Depletion Deductions”); (5) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of any such deduction to any unitholder (please read “— Tax Treatment of Operations — Oil and Natural Gas Taxation — Deduction for U.S. Production Activities”); and (6) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if we make no cash distributions to the common unitholder. However, holders of Series B Preferred Units generally will not share in allocations of income, gain, loss or deduction. Please read “— Allocation of Income, Gain, Loss and Deduction.” Instead, we will treat distributions on preferred units as a guaranteed payment for the use of capital. Please read “— Treatment of Distributions.”

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon the factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(i)	Except for Alamitos Company, Breitburn Management Company LLC, Breitburn Finance Corporation, Phoenix Production Company and East Texas Saltwater Disposal Company, neither we nor any of our other operating subsidiaries has elected or will elect to be treated as a corporation;

(ii)	For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(iii)	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Common unitholders who are admitted as limited partners of the partnership as well as common unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “— Treatment of Securities Loans.” Unitholders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

The tax treatment of our Series B Preferred Units is uncertain. Although the IRS may disagree with this treatment, we will treat holders of our Series B Preferred Units as partners entitled to a guaranteed payment for the use of capital on their units. If the Series B Preferred Units are not partnership interests, they would likely constitute indebtedness for federal income tax purposes and distributions on the Series B Preferred Units would constitute ordinary interest income to the holders of Series B Preferred Units. The remainder of this discussion assumes that our Series B Preferred Units are partnership interests and holders of Series B Preferred Units are unitholders for federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our common unitholders, we will not pay any U.S. federal income tax. Rather, each common unitholder will be required to report on its U.S. federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a common unitholder even if that unitholder has not received a cash distribution.

We will treat distributions to holders of Series B Preferred Units as guaranteed payments for the use of capital. Guaranteed payments paid or accrued within the partnership’s taxable year will be included as income to holders of the Series B Preferred Units whether or not a distribution of such payment has actually been made.

Basis of Units

A unitholder’s tax basis in its units (including Series B Preferred Units) initially will be the amount paid for those units. A unitholder’s tax basis in its PIK Units will initially be equal to the deemed cash contribution made in exchange for such units. Please read “— Treatment of Distributions.” A common unitholder’s basis will be increased by the unitholder’s initial allocable share of our liabilities. A common unitholder’s basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, any decreases in the unitholder’s share of our liabilities, and certain other items. In the case of a common unitholder utilizing percentage depletion, such unitholder’s basis will be increased by the excess of the deductions for depletion over the basis of the oil and gas property and decreased (but not below zero) by the amount of the unitholder’s deduction for depletion for any partnership oil and gas property to the extent such deduction does not exceed the proportionate share of the adjusted basis of such property allocated to the holder under Section 613A(c)(7)(D). Please read “— Oil and Natural Gas Taxation — Depletion Deductions.”

A unitholder’s basis in its Series B Preferred Units will not be affected by distributions on such units. In addition, we do not anticipate that a holder of Series B Preferred Units will be allocated any share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. If you own common units and Series B Preferred Units, please consult your tax advisor with respect to determining the consequences of a guaranteed payment on your basis in your units.

Treatment of Distributions

Distributions by us to a common unitholder generally will not be taxable to the common unitholder, unless such distributions exceed the unitholder’s tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under “— Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “— Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

We will treat distributions on the Series B Preferred Units as guaranteed payments for the use of capital that will generally be taxable to the holders of Series B Preferred Units as ordinary income and will be deductible by us. To the extent that the Partnership pays such distributions in PIK Units or a combination of PIK Units and cash, the distribution of PIK Units will be treated as a cash distribution to the holders of Series B Preferred Units followed by a cash contribution to the Partnership in exchange for the newly issued PIK Units. As such, the holders of Series B Preferred Units could recognize taxable income in excess of, or in the absence of, a contemporaneous cash distribution.

Although a holder of Series B Preferred Units could recognize taxable income from the accrual of a guaranteed payment in the absence of a contemporaneous distribution of cash or PIK Units, the partnership anticipates accruing and making the guaranteed payment distributions monthly. Otherwise, the holders of Series B Preferred Units are generally not anticipated to share in the partnership’s items of income, gain, loss or deduction, nor will the partnership allocate any share of its nonrecourse liabilities to the holders of Series B Preferred Units.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

A holder of Series B Preferred Units will only be allocated loss to the extent the capital accounts of the common unitholders have been reduced to zero. Although it is not anticipated that a holder of Series B Preferred Units would be allocated loss, the deductibility of any such allocation may be limited by the rules above.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocated against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

If we have a net profit, our items of income, gain, loss and deduction will be allocated among our common unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated among all of our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts. Holders of our Series B Preferred Units will only be allocated net loss in the event that the capital accounts of the common unitholders have been reduced to zero. Because holders of Series B Preferred Units will not receive allocations of our gross income, such holders will not be entitled to deductions for percentage depletion.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our unitholders holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes guaranteed payments, a unitholder’s allocable share of our income, and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of common units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us but does apply to purchasers of units from the selling unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “— Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. Each holder of Series B Preferred Units will be required to include in its tax return its income from our guaranteed payments. In addition, a common unitholder or holder of Series B Preferred Units who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction or its income from more than twelve months of guaranteed payments, respectively. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Oil and Natural Gas Taxation

Depletion Deductions. Subject to the limitations on deductibility of losses discussed above (please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses”), common unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Code requires each common unitholder to compute such holder’s own depletion allowance and maintain records of its share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our common unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating its own depletion allowance and maintaining records of its share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to common unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a common unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the common unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Common unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the common unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet (“Mcf”) of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the common unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a common unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the common unitholder of some or all of such holder’s units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the common unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” We encourage each prospective common unitholder to consult a tax advisor to determine whether percentage depletion would be available to such holder.

Deductions for Intangible Drilling and Development Costs. We elect to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each common unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a common unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a common unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Units — Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.”

Deduction for U.S. Production Activities. Subject to the limitations on the deductibility of losses discussed above and the limitations discussed below, common unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of the lesser of (1) our qualified production activities income that is allocated to such unitholder or (2) the common unitholder’s taxable income, but not to exceed 50% of such common unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine its Section 199 deduction, each common unitholder will aggregate its share of the qualified production activities income allocated to such holder from us with the common unitholder’s qualified production activities income from other sources. Each common unitholder must take into account its distributive share of the expenses allocated to such holder from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the common unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the common unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each common unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the common unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a common unitholder’s ability to claim the Section 199 deduction may be limited.

A common unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (1) the oil related qualified production activities income of the taxpayer for the taxable year, (2) the qualified production activities income of the taxpayer for the taxable year, or (3) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. We expect that most or all of our qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to common unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “— Recent Legislative Developments.” Each prospective common unitholder is encouraged to consult its tax advisor to determine whether the Section 199 deduction would be available to such holder.

Lease Acquisition Costs. The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Oil and Natural Gas Taxation — Depletion Deductions.”

Geophysical Costs. The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. This 24-month period is extended to 7 years in the case of major integrated oil companies.

Operating and Administrative Costs. Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments. The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units, may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama Administration’s budget proposal for fiscal year 2016 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama Administration’s proposal or similar proposals could eliminate the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “— Taxation of the Partnership — Partnership Status.” Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in our units.

The Obama Administration’s budget proposals for fiscal year 2016 include proposals that would, among other things, eliminate or reduce certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and natural gas properties, (2) the elimination of current deductions for intangible drilling and development costs and certain environmental clean-up costs, (3) the elimination of the deduction for certain domestic production activities, and (4) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If a unitholder disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units — Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities, if any, with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of common units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests (presumably including both common units and Series B Preferred Units). Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the common unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be specifically authorized or permitted. Recently, however, the Department of the Treasury and the IRS issued Treasury Regulations pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. The Partnership is currently evaluating these regulations, which will apply beginning with our taxable year that begins on January 1, 2016. The Treasury Regulations do not specifically authorize the use of the proration method we have adopted for our 2015 taxable year and may not specifically authorize all aspects of our proration method thereafter. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the Treasury Regulations.

A common unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Holders of Series B Preferred Units owning Series B Preferred Units as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”) will be entitled to receive the distribution of the guaranteed payment payable with respect to their units on or about the 15th business day of the month. Purchasers of Series B Preferred Units after the Allocation Date will therefore not be entitled to a distribution on their Series B Preferred Units until the next Allocation Date.

Notification Requirements

A unitholder who sells or purchases any units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Conversion of Units

We will adopt the principles of Treasury Regulations § 1.721-2 with respect to the conversion of Series B Preferred Units into common units. We expect that the conversion will be nontaxable to holders of Series B Preferred Units. At the time of conversion, we will revalue our assets and allocate book items of unrealized income, gain, loss and deduction to the extent necessary to reflect that partner’s right to share in partnership capital under the partnership agreement. If available book items of income, gain, loss and deduction are unable to be allocated in a manner that reflects the converting partner’s right to share in partnership capital under the partnership agreement, then we must reallocate partnership capital between the existing partners and the converting partner. Corrective allocations will be made until such capital reallocations are eliminated. Corrective allocations may result in the allocation of a greater amount of income, gain, loss or deduction to a particular unitholder for tax purposes, as compared to book purposes, which could cause a unitholder to have taxable income in connection with a conversion.

Upon the conversion of Series B Preferred Units, a unitholder will receive a basis in the resulting common units equal to its existing basis in its Series B Preferred Units plus such unitholder’s initial allocable share of our liabilities in its capacity as a common unitholder. As a common unitholder, that basis will be will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the common unitholder, the common unitholder’s share of our losses, any decreases in the common unitholder’s share of our liabilities, and certain other items. In the case of a common unitholder utilizing percentage depletion, such unitholder’s basis will be increased by the excess of the deductions for depletion over the basis of the oil and gas property and decreased (but not below zero) by the amount of the unitholder’s deduction for depletion for any partnership oil and gas property to the extent such deduction does not exceed the proportionate share of the adjusted basis of such property allocated to the holder under Section 613A(c)(7)(D). Please read “— Oil and Natural Gas Taxation — Depletion Deductions.” The holding period of such common units will also include the period that holder held the converted Series B Preferred Units.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our common units. These positions may include reducing the depreciation, amortization or loss deductions to which a common unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some common unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A common unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the common unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to the common unitholders will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

We will treat distributions on the Series B Preferred Units as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax exempt investors is not certain, and such payments may be treated as UBTI for federal income tax purposes. If you are a tax-exempt entity, you should consult your tax advisor with respect to the consequences of owning our Series B Preferred Units.

Non-U.S. unitholders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends and guaranteed payments), unless exempted or further limited by an income tax treaty will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, is it probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction (in the case of holders of common units) or their share of income from guaranteed payments (in the case of holders of Series B Preferred Units) and pay federal income tax on their share of our net income or gain in a manner similar to a taxable U.S. unitholder. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a non-U.S. unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a non-U.S. person from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be effectively connected with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. Notwithstanding the rules described above under “— Basis of Units” requiring aggregation of partnership interests purchased in separate transactions, you may receive multiple Schedules K-1 if you hold common units, Series A Preferred Units, and/or Series B Preferred Units due to administrative reporting limitations. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(i)	a non-U.S. person;

(ii)	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(iii)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. Penalties may also be imposed for engaging in transactions without economic substance. We do not anticipate engaging in transactions without economic substance or otherwise participating in transactions that would subject our unitholders to accuracy-related penalties.

Withholding on Payments to Certain Foreign Entities

Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations and administrative guidance issued thereunder (referred to as “FATCA”) impose a 30% U.S. federal withholding tax on payments of interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States and on the gross proceeds from the sale or other disposition of property of a type which can produce interest or dividends from sources within the United States (if such sale or other disposition occurs after December 31, 2016), if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners (generally by providing an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules.

Under the applicable Treasury Regulations, FATCA withholding generally will apply to all U.S.-source “withholdable payments” without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable income tax treaty with the United States or U.S. domestic law.

State, Local, Non-U.S. and Other Tax Considerations

In addition to U.S. federal income taxes, unitholders may be subject to other taxes, including state and local and non-U.S. income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

THE SELLING UNITHOLDERS

This prospectus relates to up to 59,368,399 Series B Preferred Units, including 46,666,666 Series B Preferred Units that the Partnership originally issued to the selling unitholders listed in this prospectus on April 8, 2015 and up to 12,701,733 Series B Preferred Units that the Partnership has issued or may issue as payment in kind to the selling unitholders, and up to 59,368,399 common units issuable upon conversion of the Series B Preferred Units. On April 8, 2015, the selling unitholders listed in this prospectus purchased an aggregate of 46,666,666 Series B Preferred Units in a private placement for $7.50 per Series B Preferred Unit.

On April 8, 2015, the Partnership entered into a registration rights agreement with the selling unitholders relating to the registered resale of (1) up to 59,368,399 Series B Preferred Units, including 46,666,666 Series B Preferred Units that the Partnership originally issued to the selling unitholders listed in this prospectus on April 8, 2015 and up to 12,701,733 Series B Preferred Units that the Partnership has issued or may issue as payment in kind to the selling unitholders, and (2) up to 59,368,399 common units issuable upon conversion of the Series B Preferred Units. Pursuant to the registration rights agreement, the Partnership is required to file or cause to be filed a registration statement for such registered resale within 75 days following April 8, 2015 and is required to cause the registration statement to become effective as soon as reasonably practicable thereafter but in no event later than 180 days after April 8, 2015. In certain circumstances, the selling unitholders will have piggyback registration rights and rights to request an underwritten offering as described in the registration rights agreement. A selling unitholder will cease to have registration rights under the registration rights agreement on the later of the fifth anniversary of April 8, 2015 and the date on which the selling unitholder holds Registrable Securities (as defined in the registration rights agreement) that represent less than $30 million of Registrable Securities. The rights to cause the Partnership to include Registrable Securities in this registration statement may not be transferred or assigned by any selling unitholder except as provided in the definitions of Anchorage Holder, EIG Holder and Guggenheim Holder (each as defined in the registration rights agreement) provided that (a) the Partnership is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of such selling unitholder under the registration rights agreement.

The following table sets forth information about the maximum number of Series B Preferred Units and common units that may be offered from time to time by each selling unitholder under this prospectus. The selling unitholders identified below may currently hold or acquire at any time common units in addition to those registered hereby. In addition, the selling unitholders identified below may sell, transfer, assign or otherwise dispose of some or all of their Series B Preferred Units and common units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the number of Series B Preferred Units and common units that will be held by the selling unitholders upon termination of this offering. Information concerning the selling unitholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

To our knowledge, except as noted in the following paragraph, none of the selling unitholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of units and, pursuant to the Board Representation and Standstill Agreement, dated April 8, 2015, among us, our general partner and the EIG Redwood Equity Aggregator, LP (“EIG Equity”), EIG Equity’s rights to designate one person to serve as a director on the board of directors of our general partner and to appoint another representative, in a non-voting observer capacity, to attend all meetings of the full board of directors of our general partner (and meetings of committees thereof), subject to certain exceptions, described in the Board Representation and Standstill Agreement. Because each selling unitholder may sell all or a portion of the Series B Preferred Units or common units registered hereby, we cannot currently estimate the number or percentage of Series B Preferred Units or common units that each selling unitholder will hold upon completion of the applicable offering.

We prepared the table based on information supplied to us by the selling unitholders. The selling unitholders have indicated to us that they have not had a material relationship with us during the past three years, other than our debt, equity and related transactions, including the Board Representation and Standstill Agreement described in the preceding paragraph, that took place on April 8, 2015. For more information on these transactions, please read our Current Report on Form 8-K filed on April 14, 2015, which is incorporated by reference in this prospectus.

The percentages of units beneficially owned and being offered are based on the number of units that were outstanding as of May 18, 2015, unless otherwise stated in the footnotes to the table below. In addition, the selling unitholders identified below may have sold, transferred or otherwise disposed of some or all of their units in transactions exempt from or not subject to the registration requirements of the Securities Act since that date. Other information about the selling unitholders may also change over time.

	Number of Series B Preferred Units Beneficially Owned Before Completion of the Offering	Number of Common Units Beneficially Owned Before Completion of the Offering	Series B Preferred Units Beneficially Owned After Completion of the Offering	Number of Common Units Beneficially Owned After Completion of the Offering	Percentage of Series B Preferred Units Owned After Completion of the Offering	Percentage of Common Units Owned After Completion of the Offering
EIG Redwood Equity Aggregator, LP(1)	35,287,770	—	—	—	—	—
ACMO BBEP Nominee Corp.(2)	8,166,666	67,146	—	—	—	—
Midland National Life Insurance Company(3)	1,270,358	—	—	—	—	—
North American Company for Life and Health Insurance(3)	658,705	—	—	—	—	—
SEI Institutional Managed Trust — Multi-Asset Income Fund(3)	58,812	—	—	—	—	—
Guggenheim Funds Trust — Guggenheim Macro Opportunities Fund(3)	364,640	—	—	—	—	—
Maverick Enterprises, Inc.(3)	47,050	—	—	—	—	—
Carey Credit Income Fund(3)	235,251	—	—	—	—	—
NZC Guggenheim Fund LLC(3)	893,957	—	—	—	—	—

(1)	The units are held directly by EIG Redwood Equity Aggregator, LP ( “EIG Redwood LP”), a holding company for certain funds managed by EIG Management Company, LLC (the “Manager”). EIG Redwood Aggregator GP, LLC (“GP”), as the sole general partner of EIG Redwood LP, EIG Asset Management, LLC, as the sole member of GP (“EAM”), EIG Global Energy Partners, LLC, as the manager of EAM (“EGEP”), The R. Blair Thomas 2010 Irrevocable Trust (the “Trust”), as a member of EGEP, and Mr. R. Blair Thomas, as the trustee of the Trust and chief executive officer of EGEP, may be deemed to share voting and dispositive power over the securities held directly by EIG Redwood LP by reason of such relationships. Voting and dispositive decisions are made by the five-member investment committee of the Manager, and all committee action relating to the voting or disposition of these units requires approval of a majority of the committee. The current members of the committee are R. Blair Thomas, Kurt A. Talbot, Randall S. Wade, William C. Sonneborn and Jean-Daniel Borgeaud, all of whom disclaim beneficial ownership of these units.

(2)	The units are held directly by ACMO BBEP Nominee Corp. Anchorage Capital Group, L.L.C. is the investment advisor to ACMO BBEP Nominee Corp. Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. Mr. Anthony Davis is the President of Anchorage Capital Group, L.L.C. and a managing member of Anchorage Advisors Management, L.L.C. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage Capital Group, L.L.C. and the other managing member of Anchorage Advisors Management, L.L.C. The unit amounts listed above are as of May 22, 2015.
(3)	Guggenheim Partners Investment Management, LLC (“GPIM”) serves as investment adviser to the selling unitholder. Guggenheim Partners Investment Management Holdings, LLC (“GPIMH”) is the majority owner of GPIM. Guggenheim Partners, LLC (“Guggenheim Partners”) is the majority indirect owner of GPIMH. Guggenheim Capital, LLC (“Guggenheim Capital”) is the majority owner of Guggenheim Partners. In such capacities, GPIM, GPIMH, Guggenheim Partners and Guggenheim Capital may be deemed to share voting and dispositive power of the securities held directly by the selling unitholder by reason of such relationships. GPIM, GPIMH, Guggenheim Partners and Guggenheim Capital all disclaim beneficial ownership of these units.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling unitholders as to any plan of distribution. The selling unitholders may choose not to sell any of their Series B Preferred Units or common units. Distributions of the Series B Preferred Units and common units by the selling unitholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by the selling unitholders or other persons, or through underwriters, dealers or agents or on any exchange on which the units may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the Series B Preferred Units and common units may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resales by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	sales on any national securities exchange or quotation service on which the common units may be listed or quoted at the time of the sale, including the NASDAQ Global Select Market, in the over-the-counter market or through a market maker or into an existing trading market (on an exchange or otherwise) for the common units;

•	underwritten transactions;

•	short sales

•	in transactions in which broker-dealers may agree with the selling unitholders to sell a specified number of such common units at a stipulated price per unit;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling unitholders may effect such transactions by selling the Series B Preferred Units or common units to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling unitholders and may receive commissions from the purchasers of the Series B Preferred Units or common units for whom they may act as agents. Such transactions may be effected by the selling unitholders at fixed prices, which may be changed, prevailing market prices prevailing at the time of sale, varying prices determined at the time of sale, or at negotiated prices. These prices will be determined by the holders of the securities or by agreement between the holders and any underwriters or broker-dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling unitholders from the sale of the Series B Preferred Units or common units offered hereby will be the purchase price of the Series B Preferred Units or common units less discounts and commissions, if any. The selling unitholders may agree to indemnify any underwriter, broker-dealer or agent who participates in transactions involving sales of the units against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the units for sale under the Securities Act and to indemnify the selling unitholders and each person who participates as an underwriter in the offering of the units against certain liabilities, including certain liabilities under the Securities Act. The selling unitholders may indemnify any broker-dealer who participates in transactions involving the sale of the units against certain liabilities, including liabilities arising under the Securities Act. We have agreed to pay all expenses of the registration of the Series B Preferred Units and common units offered by this prospectus.

In connection with sales of the units under this prospectus, the selling unitholders may enter into hedging transactions with broker-dealers or other financial institutions who may in turn engage in sales or short sales of the units in the course of hedging the positions they assume or other sales of the units.

The selling unitholders also may sell the units offered hereby short and deliver them to close out the short positions, or loan or pledge the units to broker-dealers or other financial institutions who may from time to time effect distributions of the units or other interests in the units.

The selling unitholders and any underwriters, broker-dealers or agents who participate in the distribution of the Series B Preferred Units and common units may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent any of the selling unitholders are broker-dealers, they are, according to SEC interpretation, “underwriters” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If the selling unitholders are deemed to be underwriters, the selling unitholders may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Vinson & Elkins L.L.P. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed upon by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 10-K of Breitburn Energy Partners LP for the year ended December 31, 2014, have been so incorporated in reliance on the report (which contains explanatory paragraphs on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of QR Energy, LP business that the Partnership acquired as of December 31, 2014 and states the Partnership’s credit facility is subject to a borrowing base redetermination in 2015, which could require significant principal repayments) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statements of revenues and direct operating expenses of certain oil and gas producing properties and the related gathering and processing assets located in the Postle and Northeast Hardesty fields (the “Postle Properties”) in Texas County, Oklahoma of Whiting Oil and Gas Corporation, a wholly-owned subsidiary of Whiting Petroleum Corporation, for each of the three years in the period ended December 31, 2012, incorporated in this prospectus by reference from Breitburn Energy Partners LP’s Current Report on Form 8-K/A dated August 29, 2013, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), and are incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

With respect to the unaudited interim financial information of the Postle Properties for the periods ended June 30, 2013 and 2012, which is incorporated herein by reference, Deloitte & Touche LLP, independent auditors, have applied limited procedures in accordance with auditing standards generally accepted in the United States of America for a review of such information. However, as stated in their report included in Breitburn Energy Partners LP’s Current Report on Form 8-K/A dated August 29, 2013 and incorporated by reference herein (which report includes an emphasis-of-matter paragraph referring to the purpose of the statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The audited historical consolidated financial statements of QR Energy, LP as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, included in Exhibit 99.2 of Breitburn Energy Partners LP’s Current Report on Form 8-K dated October 6, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information included or incorporated by reference in this prospectus, including the information included or incorporated by reference in the Annual Report on Form 10-K of Breitburn Energy Partners LP for the year ended December 31, 2014, concerning estimates of our oil and gas reserves was prepared by Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and Schlumberger Technology Corporation, independent engineering firms, and has been included herein upon the authority of each such firm as experts.